UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2026

Christopher Frost
Chief Executive Officer
Macquarie Infrastructure Fund, L.P.
660 Fifth Avenue
New York, NY

Re: Macquarie Infrastructure Fund, L.P.
Registration Statement on Form 10-12G
Filed September 24, 2025
File No. 000-56772

Dear Christopher Frost:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Nathan Briggs, Esq.